February 8, 2011


Via EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Maryse Mills-Apenteng, Special Counsel


Re:     Hazlo! Technologies, Inc.
        Amendment No. 2 to Registration Statement on Form S-1
        Filed February 4, 2011
        File No. 333-170480


Dear Ms. Mills-Apenteng,


The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Friday, February 11, 2011 by 3:00PM, Eastern Standard Time, or as soon thereafter as is practicable.

The undersigned registrant acknowledges that:

   * Should the Securities and Exchange Commission (The "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with the respect to the filling:

   * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.


Sincerely,

/s/ Alejandra J. De La Torre

    Alejandra J. De La Torre, President (Principal Executive Officer) Hazlo! Technologies, Inc.